EXHIBIT 99.1

April 1, 2012

Immediate Report - Objection to Distribution of Special Dividend

To:           The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate report is hereby provided that on April 1, 2012, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) was notified that an objection was filed on March 29, 2012, with the Economics Division of the Tel Aviv District Court, opposing the continued payments of the distribution that do not satisfy the "profit test", as was previously approved by the Court on March 31, 2011.  The objection was filed by a holder of the Company’s Debentures (Series 5), who sought to join an earlier proceeding in the matter in the second half of 2011.  A hearing on the objection has been scheduled for April 16, 2012.

The Company rejects the arguments set forth in the objection and intends to claim that there is no basis for the relief sought by the objector and to request that the Court dismiss the objection, summarily and on the merits.

For further information concerning the distribution see Section 1.4 of the Company's 2011 periodic report.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.